ANDREW N. BERNSTEIN, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
December 9, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Larry Spirgel Assistant Director Mail Stop 3720

Re:	Qiao Xing Universal Telephone, Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2008 Filed July 15, 2009 File No. 000-29946
Dear Mr. Spirgel:
On behalf of the above-captioned registrant, we are filing herewith Amendment No.1 to the above-referenced Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F/A”).
This filing includes the Company’s responses to the Staff’s comment letter dated November 20, 2009 (the “Comment Letter”). The numbered responses which follow correspond to the numbers of the comments in the Comment Letter and highlight the nature of the response in the enclosed edgarized version of the Form 20-F/A. Please be advised that the page numbers may have changed from those of the original filing.
In addition, we are providing you with a courtesy copy of this filing. The courtesy package contains: (i) one hard copy of the edgarized Form 20-F/A marked to indicate the new text in the Form 20-F/A; (ii) a copy of the Comment Letter; and (iii) a copy of this letter of reply (the “Reply Letter”). For your convenience and to facilitate your review, we have marked the text of the edgarized Form 20-F/A in the right margin of the page containing the respective changes to identify the number of the Comment to which it responds.

Securities and Exchange Commission
December 9, 2009

Comment Letter Dated November 20, 2009
Form 20-F for fiscal year ended December 31, 2008
General
1.	We have re-filed as Exhibit 4.5 to the Form 20-F/A the Share Purchase Agreement dated as of March 24, 2009 and have included therein the specific content of Exhibits A, B and C to the Share Purchase Agreement. Accordingly, we have deleted the incorporation of this Exhibit by reference to the Form 6-K dated April 6, 2009.
Item 4. Information on the Company, page 13
Recent Development — Purchase of US$30,000,000 of Convertible Notes of QX Mobile, page 15
2.	We have amended this subsection to include the business reasons for this purchase.
Item 5. Operating and Financial Review and Prospects, page 26
3.	We have amended the Item 5. D. Trends subsection on page 50 to discuss the Company’s “diversification strategy”.
Item 15. Controls and Procedures, page 66
Management’s Annual Report on Internal Control Over Financial Reporting, page 67
4.	We have amended the disclosure in the last paragraph of Item 15 on page 67 to reconcile the Company’s prior inconsistent statements.
Notes to the Financial Statements — Subsequent Events, page F-63
5.	We have amended the text of the subsection regarding the Acquisition of China Luxuriance Jade Company, Ltd. on page 15 to include a description of the valuation firm and the Special Acquisition Committee.
6.	We have amended the text of the subsection regarding the Acquisition of China Luxuriance Jade Company, Ltd. on page 15 to summarize the negotiations between Mr. WU and the Special Acquisition Committee and the determination of the consideration.

Securities and Exchange Commission
December 9, 2009

Company Acknowledgement Letter
7.	We have filed an edgarized version of the Company’s Acknowledgement Letter dated December 9, 2009 which confirms the three bullet points set out on page 3 of the Comment Letter.
The Company believes that the foregoing information responds fully to each of the comments in the Comment Letter. We greatly appreciate any expedited review that the Staff may afford this Form 20-F/A so that we may thereafter confirm that the Staff will not have any further comments on the Form 20-F/A.
Thank you for your assistance and cooperation in this filing. If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,
/s/ ANDREW N. BERNSTEIN

Andrew N. Bernstein

ANB/sma

cc w/enc.:	Qiao Xing Universal Telephone, Inc.
courtesy

cc w/enc.:	Securities and Exchange Commission (Attn: Larry Spirgel), Mail Stop 3720